UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      CELL TECH INTERNATIONAL INCORPORATED

                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    15115B05

                                 (CUSIP NUMBER)

                             DONALD P. HATELEY, ESQ.
                             HATELEY & HAMPTON, P.C
                        1800 CENTURY PARK EAST, 6TH FLOOR
                           LOS ANGELES, CA 90067-1501
                                    (310) 576-4758

              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 6, 1999

                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.      15115B05

        1.     Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)

                    Marta C. Kollman


        2.     Check the Appropriate Box if a Member of a Group

               (a)

               (b)  [X]

        3.     SEC Use Only



        4.     Source of Funds

               OO  (See Item 3)

        5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


        6.     Citizenship or Place of Organization

               United States

        7.     Sole Voting Power

               4,341,500
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

               4,341,500

        10.    Shared Dispositive Power

               -0-

        11.    Aggregate Amount Beneficially Owned by Reporting Person

               4,341,500

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [Excludes 4,341,500 shares owned by Reporting Person's husband, Daryl Kollman.]


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        13.    Percent of Class Represented by Amount in Row (11)

               46.02% (See Item 1)

        14.    Type of Reporting Person

               IN



                                  INTRODUCTION

      This Schedule 13D is being filed individually by Marta C. Kollman ("Kollman"). Prior to completion of the transaction described below, Marta C. Kollman and Daryl J. Kollman were the owners of all of the outstanding shares of The New Earth Company, Inc. and The New Algae Company, Inc., each individually owning one half of the outstanding shares. Marta Kollman and Daryl Kollman comprised and "Acquisition Group" for the purpose of executing that certain Agreement and plan of Reorganization (the "Agreement") dated July 16, 1999, pursuant to which each of them exchanged their capital stock of The New Algae Company, Inc. and The New Earth Company, Inc. to acquire the securities described below in Item 5(c). On August 6, 1999, as a result of the transactions contemplated by the Agreement, Marta Kollman and Daryl Kollman each became individual stockholders of HumaScan Inc., the issuer of securities of which this schedule 13D pertains. On August 10, 1999, HumaScan, Inc. changed its name to Cell Tech International, Incorporated ("Issuer").

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Cell Tech International, Incorporated ("Issuer"), a Delaware corporation, whose principal executive officers are located at 1300 Main Street, Klamath Falls, Oregon 97601 ("Common Stock"). In addition, the number of shares owned by Kollman includes shares of Common Stock held by Kollman plus the number of shares of Common Stock issuable upon conversion of Kollman's shares of Series B Preferred Stock of the Issuer and includes the effect of the reverse stock split effectuated on August 17, 1999 at the rate of 10.8520933 to 1.

      The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,433,000 shares of Common Stock potentially outstanding after the closing of the Agreement on August 6, 1999, excluding the exercise of any outstanding options or warrants including those issued at the closing of the Agreement, and including the effect the reverse split. Prior to the reverse stock split, the number of shares owned by Kollman included 40,614,363 shares of Common Stock issuable upon conversion (at a rate of 108.520933 to 1) of the 374,254 shares of Series B Preferred Stock of the Issuer.

      Item 2. Identity and Background.

      (a) Name: This Schedule 13D is filed individually by Marta C. Kollman.

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      (b) Business Addresses:

      Marta C. Kollman
      c/o Cell Tech International Incorporated
      1300 Main Street
      Klamath Falls, Oregon 97601

      (c) Principal Business: Marta C. Kollman is the President and a member of the board of directors of the issuer.

      (d) During the last five years, Kollman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Kollman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Kollman enjoining Kollman from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Kollman is a natural person and citizen of the Unites States.

      Item 3.  Source and Amount of Funds or other Consideration.

      Marta Kollman exchanged her capital stock of The New Algae Company, Inc. and of The New Earth Company, Inc. to acquire the securities described below in
Item 5(c).

      Item 4.  Purpose of Transactions.

      Kollman has acquired the securities specified in Item 5(c) of this
Schedule 13D as a result of the transactions contemplated in the Agreement. Other changes contemplated by the Agreement are set forth in the Agreement. The Agreement was filed with the Securities and Exchange Commission by the Issuer as an exhibit to Form 8-K, dated July 16, 1999, and is incorporated herein by reference.

      Item 5.  Interest in Securities of the Issuer.

      (a) and (b) The following table sets forth the separate beneficial ownership of Marta C. Kollman and Daryl J. Kollman. Except as otherwise indicated in the notes below, the stockholders listed posses sole voting and investment power with respect to their shares.

      Name               Number of Shares(1)     Percent of Class(2)

      Marta C. Kollman        4,341,500                46.02%
      Darly J. Kollman        4,341,500                46.02%

(1) The number of shares set forth in the table includes shares of Common Stock held by each individual plus the number of shares of Common Stock issuable upon conversion of each member's shares of Series B Preferred Stock of the Issuer and includes the effect of the reverse stock split at the rate of 10.8520933 to 1.

(2) Based upon 9,433,000 shares of Common Stock potentially outstanding after the closing of the Agreement on August 6, 1999, excluding the exercise of any outstanding options or warrants including those issued at the closing of the Agreement, and including the effect the reverse split. Prior to the reverse stock split, the number of shares owned by Marta Kollman and Daryl Kollman included 81,228,726 shares of Common Stock issuable upon conversion (at a rate of 108.520933 to 1) of the 748,507 outstanding shares of Series B Preferred Stock of the Issuer.

      (c) Pursuant to the terms of the Agreement, on August 6, 1999, Daryl Kollman and Marta Kollman Kollman exchanged an aggregate of 100 shares of voting common stock and 900 shares of non-voting common stock of the New Earth Company, Inc. and an aggregate of 100 shares of voting common stock and 900 shares of non-voting common stock of The New Algae Company, Inc. for 6,500,000 shares of common stock of Humascan and 374,294 shares of Series B preferred stock of Humascan, each. After conversion of the Series B preferred stock and giving effect to the reverse stock split (see Item 1) Daryl Kollman and Marta Kollman each own 4,341,500 Humascan, individually.

      (d) the Internal Revenue Service has a security interest in all of the reporting person's shares. (see Item 6)

      (e) not applicable

      Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

Internal Revenue Service

On June 18, 1999, the Internal Revenue Service (hereinafter, the "IRS") accepted a Payment Proposal from Daryl Kollman and Marta Kollman that provides for sales of their shares in the Company for payment of various federal income tax debts. The IRS' acceptance was set forth in a Notice of Determination dated June 18, 1999 that reiterated, verbatim, the terms of the Kollmans' Payment Proposal. Pursuant to the Payment Proposal, Daryl Kollman and Marta Kollman granted the IRS security interests in all of their common and preferred shares in the Company, and deposited the shares into a trust administered by West Coast Trust Co., Inc. (hereinafter, "WCT"). The trust terms are set forth in a Pledge and Escrow Agreement between Daryl and Marta Kollman, the IRS, and WCT dated June 24, 1999. Together, the Payment Proposal and Pledge and Escrow Agreement provide for the following:

a. WCT shall retain physical possession of all of the Kollmans' shares until the Kollmans' income tax liabilities for various specified years have been paid. Upon full payment of the tax liabilities, the IRS will release the federal tax liens that presently encumber the shares, and WCT will return the shares it then holds back to the Kollmans.

b. The Kollmans will sell shares of their stock in the Company as needed and allowed by federal and state securities laws to make quarterly payments to the IRS. The IRS will facilitate the sales by issuing certificates of discharge from the IRS' tax liens for the shares to be sold. The Kollmans have unfettered discretion regarding the method, timing, and number of shares to be sold.

c. WCT will administer sales of the shares as directed by the Kollmans under stock powers delivered to them by the Kollmans. Portions of the sale proceeds will be distributed by WCT to the Kollmans for the making of estimated tax payments for the capital gains arising from sale. The balance of the proceeds, less costs of sale, will be distributed to the IRS as payments against their tax liabilities. Dividends accruing on the Kollmans' shares will be received by WCT and distributed to the IRS as tax payments.

d. The Kollmans retain all voting rights incident to their shares while WCT holds them.

e. The IRS may seize the Kollmans' shares from WCT if the Kollmans fail to timely cure a default upon their commitments to the IRS under the Payment Proposal. The IRS would thereafter proceed to sell or judicially foreclose some or all of the shares for payment of the Kollmans' tax liabilities as allowed by applicable law, and return any unsold shares or excess proceeds to the Kollmans. The principal commitments made by the Kollmans are payment of


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their tax liabilities through quarterly installments, and the timely filing of all tax returns and timely payment of all taxes during the installment period.

f. The terms of the Payment Proposal, including WCT's possession and administration of the Kollmans' shares, may be renegotiated and modified at any time.

      Coast Business Credit

      In June 1999, The New Algae Company ("New Algae") and The New Earth Company ("New Earth"), wholly owned subsidiaries of Cell Tech International Incorporated, entered into a Loan and Security Agreement (the "Coast Loan") with Coast Business Credit, a division of Southern Pacific Bank ("Coast"), in which Coast agreed to lend New Algae and New Earth up to $15,000,000, subject to the occurrence of the closing. The total loan amount consists of a loan against the Company's receivables, an advance against New Algae's monthly net collections, an inventory loan of up to $3,000,000, a term loan of up to $2,400,000 and an equipment acquisition loan of up to $2,000,000. The interest rate on the receivable loans, advances and the inventory loan is at a rate equal to the prime rate plus 2.5% per annum. The interest rate on the term loans and the equipment acquisition loans will be a rate equal to the Prime Rate plus 2.75% per annum. The Coast Loan is secured by substantially all of the assets of New Algae and New Earth, the personal guarantees of Daryl Kollman and Marta Kollman and the guarantee of Cell Tech International Incorporated. The net proceeds of the loan were used to pay a previously declared dividend of $7,600,000 to the Kollmans and for working capital.

      Item 7.     Materials to be Filed as Exhibits.

Exhibit 1: Internal Revenue Service's Notice of Determination dated July 18, 1999. (Incorporated by reference from the Issuers Form 8K, filed on November 19, 1999.)

Exhibit 2: Pledge and Escrow Agreement between Daryl Kollman and Marta Kollman, the Internal Revenue Service and West Coast Trust Co., Inc. (Incorporated by reference from the Issuers Form 8K, filed on November 19, 1999.)

Exhibit 3: Loan and Security Agreement by and among The New Algae Company, The New Earth Company and Coast Business Credit. (Incorporated by reference from the Issuers Form 8K, filed on November 19, 1999.)



                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1999


            /S/ MARTA C. KOLLMAN
            --------------------
Signature   Marta C. Kollman